EX 3.1

AMENDMENT NO. 1 TO
AMENDED AND RESTATED BY-LAWS
OF
IROBOT CORPORATION
Article I, Section 7 of the Amended and Restated By-laws of iRobot Corporation is hereby deleted in its entirety and replaced with the following:
“SECTION 7. Action at Meeting. When a quorum is present, any matter before any meeting of stockholders shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these By-Laws; provided, however, that directors shall be elected by a plurality of votes cast at any meeting of stockholders at which there is a contested election of directors. A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election. An election shall be considered contested if as of the record date of any meeting of stockholders there are more nominees for election than positions on the Board of Directors to be filled by election at that meeting.”
Adopted on April 2, 2014